Arcadia Resources, Inc.
9229 Delegates Row, Suite 260
Indianapolis, Indiana 46240
March 31, 2010
VIA EDGAR AND FACSIMILE
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010
Attn:	Robert Bartelmes, Senior Financial Analyst & John Harrington, Staff Attorney

RE:
Arcadia Resources, Inc.
Annual Report on Form 10-K for the Fiscal Year Ended March 31, 2009
Filed July 14, 2009
File No. 001-32935
Definitive Proxy Statement on Schedule 14A
Filed September 18, 2009
File No. 001-32935

Dear Mr. Bartelmes and Mr. Harrington,
On behalf of Arcadia Resources, Inc. (the “Company”), this letter responds to the Staff’s comment letter on the above-referenced filings (the “Form 10-K” and the “Definitive Proxy Statement”) to Matthew Middendorf dated February 26, 2010. For your convenience, the subheadings and order of responses set forth below correspond with the subheadings and order set forth in the Staff’s comment letter. The Staff’s comments are in bold. The page numbers in this letter refer to the respective pages of the Form 10-K or the Definitive Proxy Statement, as applicable.
Form 10-K for the Fiscal Year Ended March 31, 2009
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18
Critical Accounting Policies
Goodwill and Indefinite Intangible Assets. Page, 19
1.
We note that goodwill represents approximately 29% of total assets as of March 31, 2009. In light of the significance of your goodwill balance and the impairment charges recorded in fiscal 2009, you should expand the disclosures in your critical accounting policies regarding your impairment testing policy. The disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of your goodwill. Specifically, for each reporting unit in which fair value is not substantially in excess of the carrying value we believe you should provide the following information:

•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	Amount of goodwill allocated to the reporting unit;

•	Description of the methods and key assumptions used and how the key assumptions were determined;

•
Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Otherwise, disclose if true, in your critical accounting policies and estimates section of MD&A that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test.

RESPONSE TO 1
The Company has three distinct reporting units included in continuing operations: Services, Pharmacy and Catalog. These reporting units are also the Company’s three business segments. The following table, which is disclosed in “Note 6 — Goodwill and Acquired Intangible Assets” on page F-22 of our Form 10-K, presents the detail of the changes in goodwill by segment for the year ended March 31, 2009 (in thousands):

	Services	Pharmacy	Catalog	Total
Goodwill at March 31, 2008	13,996	15,717	811	30,524
Acquisitions during the period	557	—	—	557
Impairment expense	—	(13,217)	(811)	(14,028)

Goodwill at March 31, 2009	$14,553	$2,500	$—	$17,053

The Company completes an annual goodwill impairment analysis during its fiscal fourth quarter. For the Pharmacy and Catalog reporting units, the carrying value exceeded the estimated fair value, and as such, the Company recognized impairment charges during the fiscal fourth quarter ended March 31, 2009 of $13,217,000 and $811,000, respectively. For the Services reporting unit, the fair value exceeded the carrying value by approximately 5%.

Goodwill is tested using a two-step process. The first step of the goodwill impairment assessment, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill (“net book value”). If the fair value of a reporting unit exceeds its net book value, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary. If net book value of a reporting unit exceeds its fair value, the second step of the goodwill impairment test will be performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment assessment, used to measure the amount of impairment loss, if any, compares the implied fair value of reporting unit goodwill, which is determined in the same manner as the amount of goodwill recognized in a business combination, with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess.
In the first step of the goodwill impairment assessment, the Company uses an income approach to derive a present value of the reporting unit’s projected future annual cash flows and the present residual value of the reporting unit. The fair value is calculated as the sum of the projected discounted cash flows of the reporting unit over the next five years and the terminal value at the end of those five years. The Company uses a variety of underlying assumptions to estimate these future cash flows, which vary for each of the reporting units and include (i) future revenue growth rates, (ii) future operating profitability, (iii) the weighted-average cost of capital and (iv) a terminal growth rate. In addition, the Company makes certain judgments about the allocation of corporate overhead costs in order to calculate the fair values of each of the Company’s reporting units. Estimates of future revenue and expenses associated with each reporting unit are the most sensitive of estimates related to the fair value calculations. Other factors considered in the fair value calculations include assumptions as to the business climate, industry and economic conditions. The assumptions are subjective and different estimates could have a significant impact on the results of the impairment analyses. In determining the appropriate assumptions, management considers historic trends as well as current activities and initiatives. If the Company’s estimates and assumptions used in the discounted future cash flows should change at some future date, the Company could incur an impairment charge which could have a material adverse effect on the results of operations for the period in which the impairment occurs.
In addition to estimating fair value of the Company’s reporting units using the income approach, the Company also estimates fair value using a market-based approach which relies on values based on market multiples derived from comparable public companies. The Company uses the estimated fair value of the reporting units under the market approach to validate the estimated fair value of the reporting units under the income approach.

The Services reporting unit is a mature business so historic trends within this business unit and the industry are the primary consideration in determining appropriate assumptions. Revenue estimates are based on a combination of recent internal and industry trends. Expense estimates are primarily based on internal trends and likely changes to these trends based on known information or current initiatives. In our impairment analyis performed as of March 31, 2009, we assumed a revenue growth rate of 4.6% for the year ended March 31, 2010 and between 4.7% and 5.0% for the years thereafter. Additionally, we assumed that margins over the next five years would remain consistent at between 30.0% and 30.5% compared to margins of 30.5% for the year ended March 31, 2009. With regards to total selling, general and administrative expenses (“SG&A”) for the Services segment, we assumed that it would decrease by approximately 2% for the year ended March 31, 2010 and then modestly increase in the years thereafter. The decrease in SG&A expenses in the first year of the projections reflects the benefits of various cost cutting initiatives as well as anticipated reductions in bad debt expense. In the projections, the total SG&A is significantly impacted by the amount of corporate allocation charged to the Services segment. The Company believes that the Pharmacy segment will grow significantly over the next several years, and as this growth occurs, the amount of fixed corporate overhead allocated to the Pharmacy segment will increase with a corresponding decrease to the Services segment. The primary events that could negatively affect the Services assumptions would be the inability to grow revenue either due to lack of internal execution or to overall economic conditions or a combination thereof.
The Pharmacy reporting unit is an early stage business that is offering a unique pharmacy solution. Management considers a combination of near term trends, potential opportunities and anticipated changes within the business unit in order to determine the appropriate assumptions for the Pharmacy reporting unit. Revenue estimates are based on current contracts in place and recent enrollment trends as well as additional contract opportunities. Expense estimates are based on a combination of recent trends, industry trends, and on-going initiatives. Because the Pharmacy business is in its early stages compared to the Services business, the degree of uncertainty associated with the key assumptions is significantly higher. The primary events that could negatively affect the key Pharmacy assumptions would be acceptance of a new pharmacy product by other potential customers and the inability to become more efficient and reduce costs as volume grows.
In future filings, we will expand the disclosure in our critical accounting policies regarding our impairment testing policy, the key assumptions used and risks associated with these assumptions. Our proposed updated disclosure wording is included in Response 3 below.
2.
We note that you took a significant goodwill impairment charge in the fourth Quarter of the fiscal year ended March 31, 2009. You should expand your MD&A to discuss your expectations regarding your future operating results and liquidity as a result of taking an impairment charge. You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results. You should also discuss the primary drivers in your assumptions that resulted in the goodwill impairment charge. For instance, did you significantly reduce projected future revenues or net cash flows or increase the discount rates? In addition, discuss whether and when you considered a recovery of the economy in your cash flow projections.

RESPONSE TO 2
During the fiscal fourth quarter ended March 31, 2009, the Company recognized impairment charges within its Pharmacy and Catalog reporting units of $13,217,000 and $811,000, respectively. These charges reduced the Pharmacy goodwill to $2,500,000 and the Catalog goodwill to $0.
The Pharmacy goodwill was originally recognized during the fiscal year ended March 31, 2007 in conjunction with the PrairieStone Pharmacy, LLC (“PrairieStone”) acquisition in February 2007. At the time of the acquisition, PrairieStone marketed several pharmacy-related products and services, including the DailyMed medication management system and a license service model whereby it contracted with regional retail chain pharmacies to provide pharmacy expertise and access to a restricted third party network. The various PrairieStone offerings were in the early stages of development, and Company management believed that they could complement the goods and services being offered by Arcadia Resources, Inc. at the time. Subsequent to the acquisition, management began to focus on the DailyMed product because of its perceived potential, and the Company has not worked to expand the other PrairieStone offerings. The Company recognized the Pharmacy impairment charge in recognition of the lack of focus on the other offerings as well as the slower than expected growth in the DailyMed business. Additionally, because the DailyMed business is in its early stages and there is a lack of meaningful historic trends, it has been difficult to project the timing and amount of future revenue and cash flow streams, which are the basis for the fair value estimates of the reporting unit. Management does not believe that the historical financial performance of the Pharmacy business is indicative of future results and continues to believe that the Pharmacy business is the primary growth driver for the Company as a whole. However, due to the significant uncertainty of the future success of this business after the delays we have experienced thus far, management was obligated to temper its estimates of future cash flows from the business until such time as those cash flows have started to actually be realized with sustained regularity. Additionally, because the Pharmacy segment offers a unique solution through the DailyMed system, management knows of no other market comparables that could provide support for future performance assumptions, making it even more difficult to project cash flows.
The impairment charge within the Catalog reporting unit was due to the financial performance of this business unit falling short of original expectations and the general expectation that the Catalog business may not grow significantly in the near term due to management’s focus on the other lines of business. Management continues to explore opportunities for expanding this business.
Beginning with our Form 10-K for the year ended March 31, 2010, we will expand our discussion in the MD&A of the reason for and impact of the impairment charges incurred during the year ended March 31, 2009 as well as any additional impairment charges that may be recognized in future periods. Our proposed updated disclosure wording is included in Response 3 below.

3.	Please provide us with the proposed disclosures you intend to include in your next Form 10-K to comply with the above comments on impairment testing of the goodwill.
RESPONSE TO 3
The following represents the proposed disclosures that we intend to include in our next Form 10-K in order to be consistent with the above comments concerning goodwill and impairment testing:
Goodwill
The Company has acquired several entities resulting in the recording of intangible assets, including goodwill, which represents the excess of the purchase price over the fair value of the net assets of businesses acquired.
The Company has three reporting units included in continuing operations: Services, Pharmacy and Catalog. These reporting units are also the Company’s three reportable business segments. The following table represents goodwill by reporting unit as of March 31:

	2009	2008
Services	$14,553	$13,996
Pharmacy	2,500	15,717
Catalog	—	811

Total	$17,053	$30,524

The Company conducts its annual goodwill impairment assessment during its fiscal fourth quarter. We would test for impairment between annual goodwill impairment assessments if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Examples of such events or circumstances include, but are not limited to, the following: (i) a significant adverse change in business climate; (ii) an adverse action or assessment by a regulator; (iii) unanticipated competition; or (iv) a decline in the market capitalization below net book value.
Goodwill is tested using a two-step process. The first step of the goodwill impairment assessment, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill (“net book value”). If the fair value of a reporting unit exceeds its net book value, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary. If net book value of a reporting unit exceeds its fair value, the second step of the goodwill impairment test will be performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment assessment, used to measure the amount of impairment loss, if any, compares the implied fair value of reporting unit goodwill, which is determined in the same manner as the amount of goodwill recognized in a business combination, with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess.

In the first step of the goodwill impairment assessment, the Company uses an income approach to derive a present value of the reporting unit’s projected future annual cash flows and the present residual value of the reporting unit. The fair value is calculated as the sum of the projected discounted cash flows of the reporting unit over the next five years and the terminal value at the end of those five years. The Company uses a variety of underlying assumptions to estimate these future cash flows, which vary for each of the reporting units and include (i) future revenue growth rates, (ii) future operating profitability, (iii) the weighted-average cost of capital and (iv) a terminal growth rate. In addition, the Company makes certain judgments about the allocation of corporate overhead costs in order to calculate the fair values of each of the Company’s reporting units. Estimates of future revenue and expenses associated with each reporting unit are the most sensitive of estimates related to the fair value calculations. Other factors considered in the fair value calculations include assumptions as to the business climate, industry and economic conditions. The assumptions are subjective and different estimates could have a significant impact on the results of the impairment analyses. In determining the appropriate assumptions, management considers historic trends as well as current activities and initiatives. If the Company’s estimates and assumptions used in the discounted future cash flows should change at some future date, the Company could incur an impairment charge which could have a material adverse effect on the results of operations for the period in which the impairment occurs.
In addition to estimating fair value of the Company’s reporting units using the income approach, the Company also estimates fair value using a market-based approach which relies on values based on market multiples derived from comparable public companies. The Company uses the estimated fair value of the reporting units under the market approach to validate the estimated fair value of the reporting units under the income approach.
In accordance with our policy, as of the end of fiscal year 2009, the Company performed the first step of the goodwill impairment analysis for all three of our reporting units: Services, Catalog and Pharmacy. The reporting unit fair values were determined based on the method described above.
The Services reporting unit is a mature business so historic trends within this business unit and the industry are the primary consideration in determining appropriate assumptions. Revenue estimates are based on a combination of recent trends and future expectations within the reporting unit and the industry as a whole. Expense estimates are primarily based on internal trends and likely changes to these trends based on known information or current initiatives. In our impairment analysis performed as of March 31, 2009, we assumed a revenue growth rate of 4.6% for the year ended March 31, 2010 and between 4.7% and 5.0% for the years thereafter. Additionally, we assumed that margins over the next five years would remain consistent at between 30.0% and 30.5% compared to margins of 30.5% for the year ended March 31, 2009. With regards to total selling, general and administrative expenses (“SG&A”) for the Services reporting unit, we assumed that it would decrease by approximately 2% for the year ended March 31, 2010 and then modestly increase in the years thereafter. The decrease in SG&A expenses in the first year of the projections reflects the impact of certain charges taken in the year ended March 31, 2009 as well as the benefits of various cost reduction initiatives. In the projections, the total SG&A is impacted by the amount of corporate allocation charged to the Services segment. The Company believes that the Pharmacy segment will grow significantly over the next several years, and as this growth occurs, the amount of fixed corporate overhead allocated to the Pharmacy will increase with a corresponding decrease to the Services segment. As of March 31, 2009, the Services reporting unit analysis indicated that its fair value was in excess of it carrying value by approximately 5% so the second step of the analysis was not considered necessary. The primary events that could negatively affect the Services assumptions would be the inability to grow revenue either due to lack of internal execution or to overall economic conditions or a combination thereof.
The Pharmacy goodwill was originally recognized during the fiscal year ended March 31, 2007 in conjunction with the PrairieStone Pharmacy, LLC (“PrairieStone”) acquisition in February 2007. At the time of the acquisition, PrairieStone marketed several pharmacy-related products and services, including the DailyMed medication management system and a license service model whereby it contracted with regional retail chain pharmacies to provide pharmacy expertise and access to a restricted third party network. The various PrairieStone offerings were in the early stages of development, and Company management believed that they could complement the goods and services being offered by Arcadia Resources, Inc. at the time. Subsequent to the acquisition, management began to focus on the DailyMed product because of its perceived potential, and the Company has not worked to expand the other PrairieStone offerings. The DailyMed business is in its early stages and lacks meaningful historic financial trends. Additionally, the anticipated growth in the Pharmacy reporting unit has experienced several delays to date. In performing the goodwill impairment analysis for the Pharmacy unit during fiscal fourth quarter 2009, management acknowledged these issues and the difficulty in projecting the timing and amount of future revenue and cash flow streams, which are the basis for the fair value estimates of the reporting unit. Management was obligated to temper its estimates of future cash flows from the Pharmacy business until such time as those cash flows have started to actually be realized with sustained regularity. The impairment analysis resulted in a $13,217,000 impairment charge for fiscal 2009. Subsequent to the impairment charge, $2,500,000 of goodwill remains in the Pharmacy reporting unit. Management does not believe that the historic financial performance of the Pharmacy segment is indicative of future results and continues to believe that the Pharmacy business is the primary growth driver for the Company as a whole.
During the fourth quarter fiscal 2009, the Company performed the goodwill impairment analysis for the Catalog reporting unit. The analysis indicated that the carrying value was in excess of the fair value due to the financial performance of this business unit falling short of original projections and the general expectation that the Catalog business may not grow significantly in the near term due to management’s focus on the other lines of business. The Company recorded an impairment charge relating to the Catalog reporting unit of $811,000. Subsequent to the impairment charge, no goodwill remains related to the Catalog reporting unit.

Liquidity and Capital Resources, page 31
4.
We note you disclosure about the amended line of credit agreement with Comerica. In future filings please provide a more detailed assessment of your ability to meet the financial covenants disclosed particularly the tangible net worth and minimum quarterly net income covenants, given your current financial condition and historical losses. Also discuss the reasonably anticipated consequences of a failure to satisfy these other covenants on a timely basis.

RESPONSE TO 4
As of March 31, 2009, Arcadia Services, Inc., a wholly-owned subsidiary of Arcadia Resources, Inc., had an outstanding line of credit agreement with Comerica Bank with total availability of $19 million, which was to expire in October 2009. On July 13, 2009, Arcadia Services, Inc. executed an amendment to the existing line of credit agreement. The amendment reduced the total availability to $14 million, extended the maturity to August 2011, and increased the interest rate from the prime rate plus 1% to the prime rate plus 2.75%. The original agreement and the amendment contain certain financial covenants.
As of March 31, 2009, the financial covenants in place prior to the July 13, 2009 amendment included tangible effective net worth of $2.9 million; a leverage ratio of 7.0; and, a minimum subordination of indebtedness of Arcadia Resources, Inc. of $15 million. As of March 31, 2009, tangible effective net worth was $4.9 million; the leverage ratio was 2.9; and the subordinated debt totaled $18.8 million. As such, Arcadia Services, Inc. was in compliance with its financial covenants as of March 31, 2009.
The amendment to the line of credit agreement dated July 13, 2009 changed the financial covenants to the following: tangible effective net worth of $2 million as of June 30, 2009 and gradually increasing on a quarterly basis to $2.8 million by September 2011:; minimum quarterly net income of $400,000; and, minimum subordination of indebtedness of Arcadia Resources, Inc. of $15.5 million.
In the event of default of any one of the financial covenants, the bank may declare all outstanding indebtedness due and payable, and the bank shall not be obligated to make any further advances to Arcadia Services, Inc. If this were to occur, the Company would need to obtain alternative financing, if possible, and the terms of this alternative financing would presumably be less attractive than those of the current line of credit agreement.
Arcadia Services, Inc. was not in compliance with a certain financial covenant relating to the Comerica Bank line of credit agreement for the quarter ended March 31, 2008. In October 2008, the Arcadia Services, Inc. entered into an amendment whereby the bank waived the event of default and increased the interest rate. Additionally, the Company paid a $25,000 amendment fee.

Historically with the exception of the quarter ended March 31, 2008, the financial performance of Arcadia Services, Inc., as a standalone entity, has been adequate to meet its financial covenants. Based on the Company’s projections for the fiscal year ending March 31, 2010, management does not anticipate that Arcadia Services, Inc. will violate its financial covenants during the fiscal year. These projections include various assumptions about future performance, and actual results may differ materially from these projections.
In future filings, the Company will attempt to provide a more detailed assessment of its ability to meet future financial covenants and will discuss the reasonably anticipated consequences of a failure to satisfy these covenants.
Item 9A. Controls and Procedures, page 35
5.
We note that management concluded that internal control over financial reporting was ineffective at year end due to a material weakness. In future filings, to the extent you identify a material weakness, please provide disclosure about specific actions planned or taken to remedy such weakness, and the reasons for the continuation of ongoing weaknesses. Please also discuss in your MD&A how the material weakness and the costs of your efforts to remedy it could materially impact your results of operations and financial condition.

RESPONSE TO 5
The material weakness identified in our Form 10-K for the year ended March 31, 2009 related to our ability to effectively and timely address certain complex accounting issues that arose near and subsequent to our fiscal year end. These accounting issues were the result a series of non-routine transactions including several business divestitures and the restructuring of certain debt agreements. These transactions occurred simultaneously with our annual goodwill impairment analysis, which further strained our internal resources.
Our remediation plan to address this material weakness focuses on:
•	Identifying accounting issues relating to significant and/or non-routine transactions as early as possible;

•	Researching, analyzing and documenting the issues by qualified personnel with additional review and approval by the CFO; and,

•	Using external experts if and when considered necessary in order to assist with this research and analysis.
In addition, we have worked to improve the speed of the financial reporting closing process in order to provide management more time to analyze non-routine transactions before internal and external deadlines.
In our Form 10-Q’s for the periods ended September 30, 2009 and December 31, 2009, we provided a discussion about specific actions taken to remedy the weakness. Given the nature of the material weakness as it relates to non-routine transactions, the remediation efforts will continue as these types of transactions occur in the future, but to date, management is satisfied with the progress made during this fiscal year.

The cost of the remediation plan is nominal. We have not added any internal resources, but rather we have reevaluated roles, responsibilities and process flows. There will be a cost if and when we decide to use an external expert, but these costs will depend on the specific circumstances. If we determine that the remediation costs could materially impact our results of operations and financial condition, we will include this in our future MD&A’s.
In future filings, to the extent that we identify a material weakness, we will include the specific actions planned in order to remedy the weakness. We will include this information in the same “Management’s Report on Internal Control over Financial Reporting” that the material weakness was first identified. Further, we will provide the reasons for the continuation of any ongoing weaknesses. Finally, if the remediation costs could materially impact our results of operation and financial condition, we will discuss these costs in our future MD&A’s.
Definitive Proxy Statement Incorporated by Reference Into Part III
Certain Transactions and Relationships, page 17
6.
We note your statement in the second sentence under this heading that “related persons” include directors and executive officers and immediate family members. Please revise your disclosure in future filings to indicate that related persons also include certain security holders and their immediate family members pursuant to Instruction 1.b of Item 404(a) of Regulation S-K. Please disclose all required transactions and relationships with such persons in future filings. For example, it appears that your transactions with JANA and Vicis Capital should be disclosed.

RESPONSE TO 6
In future filings the Company will also disclose transactions, if any, with the referenced securities holders and any of their immediate family members.
7.
We also note your statement in the last sentence of the first paragraph under this heading that you do not consider certain transactions significant to investors. This statement does not appear consistent with your disclosure obligations under Item 404 of Regulation S-K, which may require disclosure of transactions in the categories you identify. Please revise this disclosure in future filings so that is clear that you are disclosing all required related party transactions in compliance with Item 404 of Regulation S-K.

RESPONSE TO 7
To avoid confusion in future filings, the Company will make no references to transactions other than to those that are required to be disclosed under Item 404 of Regulation S-K.
8.	Finally, please disclose in future filings whether or not your policies and procedures for review of related party transactions are in writing. See Item 404(b)(1)(iv) of Regulation S-K.

RESPONSE TO 8
In future filings, the Company will include a statement that the Audit Committee’s review of any related party transactions is made pursuant to written policies and procedures.
Compensation Tables. page 28
Grants of Plan-Based Awards, pate 29
9.
Please explain to us why you excluded disclosure of stock option awards awarded during fiscal 2009 subject to shareholder approval from this table and presumably from the rest of your compensation disclosure and tables.

RESPONSE TO 9
Since the Company did not believe that shareholder approval of Proposal Number 3 was a mere formality, it believed that proper disclosure of the awards would be in the Grants of Plan-Based Awards table to appear in its fiscal 2010 Definitive Proxy Statement, indicating a grant date of the date of shareholder approval, with an appropriate footnote referring to the fiscal 2009 conditional awards.
10.	Please include a grant date fair value column in this table in future filings as required by Regulation S-K Item 402(d)(2)(viii).
RESPONSE TO 10
The Company will include the required grant date fair value column in this table in future filings.
The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in our SEC filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings with the SEC; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions with respect to this response may be directed to me at 317-569-8234.

Best regards,
/s/ Matthew R. Middendorf
Matthew R. Middendorf, CFO

CC:	BDO Seidman, LLP, Troy, Michigan